Kirk A. Davenport II	53rd at Third
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kirk.davenport@lw.com	New York, New York 10022-4834
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October 29, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:                             Neff Corporation
Registration Statement on Form S-1
Filed September 3, 2014
File No. 333-198559

Ladies and Gentlemen:

On behalf of our client, Neff Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Commission on September 3, 2014 (the “Initial Filing”) and amended by Amendment No. 1 filed with the Commission on October 10, 2014 (“Amendment No. 1”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Mark Irion, the Company’s Chief Financial Officer, dated October 22, 2014.  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Prospectus Summary, page 1

Tax Receivable Agreement, page 14

1.              We note your revised disclosure in subparagraph (ii). Further revise your disclosure to either briefly explain the principles of Section 704(c) of the Internal Revenue Code or cross reference a section in the filing where this disclosure is found.

Response:

The Company respectfully acknowledges the Staff’s comment and revised the cross-reference on page 14 to the section captioned “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” to clarify that such section provides disclosure explaining the principles of Section 704(c) of the Internal Revenue Code on page 117.

Summary Historical and Pro Forma Consolidated Financial Data, page 16

2.              We note the additional disclosures you included in response to comment 12 in our letter dated September 30, 2014. It is unclear how your presentation of EBITDA and Adjusted EBITDA provide investors with information about your ability to comply with debt covenants, as they are not the same measures used in your Credit Agreements. Further, the statements that these two measures provide investors with information about your ability to meet your obligations and your liquidity management imply that you are presenting these two non-GAAP measures for liquidity purposes in addition to performance purposes. Please include a reconciliation of both non-GAAP measures from operating cash flows prepared in accordance with US GAAP, or remove the references that imply the two non-GAAP measures are liquidity measures.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 19 of Amendment No. 2 to remove the indicated statements in footnote 6 that implied that EBITDA and Adjusted EBITDA provided investors with information about the Company’s ability to comply with debt covenants, and are presented for liquidity purposes.  A conforming change was additionally made on page 67 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Company Structure and Effects of the Organizational Transactions, page 64

3.              Please expand the cross reference on page 67 for the Tax Receivable Agreement to clarify that the referenced section includes a discussion of the range of aggregated payments to be made, the timing of the payments, and how you intend to fund the payments. Otherwise, please expand your disclosure in MD&A to provide this specific information that will have a material impact on your liquidity and financial condition.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 67 of Amendment No. 2 to clarify that the cross-referenced section captioned “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” includes a discussion of the range of aggregated payments to be made, the timing of such payments, and how the Company intends to fund such payments.

Results of Operations, page 66

4.              Please quantify the impact each of the factors disclosed for the analysis of SG&A for the interim periods.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 70 to 71 and 73 of Amendment No. 2 to quantify the impact of each of the factors disclosed for the analysis of SG&A for the interim periods.

5.              As previously requested in comment 26 in our letter dated September 30, 2014, please quantify the impact changes in rental rates and amount of equipment available for rent (i.e., volume) had on the change in rental revenues for the annual periods’ analysis.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 72 of Amendment No. 2 to quantify the impact changes in rental rates and the amount of equipment available for rent had on the change in rental revenues.

Liquidity and Capital Resources, page 72

6.              We note your response to comment 30 in our letter dated September 30, 2014. Item 303(a)(1) of Regulation S-K states, “[i]f a material deficiency is identified, indicate the course of action that the registrant has taken or proposes to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.” As of June 30, 2014, you have a working capital deficit of $343.7 million. On page 77, you note that the financial covenants in the Revolving Credit Facility allow you to borrow up to $53.6 million. This amount is not sufficient to cover the working capital deficit. Further, we note that you expect net capital expenditures to be in the range of $125 million for fiscal year 2014. Finally, we note that you intend to make a cash transaction bonus to employees, dependent on the amount of net offering proceeds. Instruction 5 to Item 303(a) of Regulation S-K also states, “[l]iquidity generally shall be discussed on both a long-term and short-term basis.” Section 501.13 of the Financial Reporting Codification expands upon these requirements and states, “[i]n determining required or appropriate disclosure, companies should evaluate separately their ability to meet upcoming cash requirements over both the short and long term. Merely stating that a company has adequate resources to meet its short-term and/or long-term cash requirements is insufficient unless no additional more detailed or nuanced information is material. In particular, such a statement would be insufficient if there are any known material trends or uncertainties related to cash flow, capital resources, capital requirements, or liquidity.” Based on your working capital deficit, current borrowing availability and anticipated short-term cash payments, we continue to request that you expand your disclosures to provide investors with a robust discussion and analysis of your sources and uses of cash in the short-term (i.e., in the next 12 months) and in the long-term, which should include a quantified summary of your sources of cash and your uses of cash both for the short-term and long-term in a tabular format. This presentation should be supplemented with a discussion of potential unexpected sources and uses of cash. Finally, you should explain to investors what the impact would be if you are unable to meet your debt obligations and/or other cash flow obligations through operating cash flows, available credit, and/or new financing and are in default of your obligations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 74 to 75 of Amendment No. 2 to provide additional specific information concerning its reduced indebtedness and increased Revolving Credit Facility availability as a result of this offering and its expected sources and uses of cash over the next 12 months, as well as a general discussion of the expected sources and uses of cash over the longer term.  The Company has also added disclosure concerning potential unexpected sources and uses of cash.

Critical Accounting Policies and Estimates, page 76

Goodwill and Intangibles with Indefinite Useful Lives, page 77

7.              We note your response to comment 32 in our letter dated September 30, 2014. As previously requested, please disclose that the estimated fair value of your reporting unit is substantially in excess of its carrying value. Otherwise, please provide the additional disclosures for the testing of the reporting unit, which do not require you to have completed step two.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 80 of Amendment No. 2 to disclose that the estimated fair value of the Company’s reporting unit was substantially in excess of its carrying value.

Audit Committee, page 100

8.              You state here that the board has affirmatively determined that Mr. Deignan met the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3. However, on page 99 you state that the board has determined that Mr. Deignan is not independent for purposes of Rule 10A-3 and your audit committee. Please advise or revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 99 of Amendment No. 2 to delete the statement that Mr. Deignan meets the definition of “independent director” for purposes of serving on the audit committee.

Executive Compensation, page 101

Annual Cash Incentive Compensation, page 104

9.              We note your revised disclosure in response to comment 40 in our letter dated September 30, 2014. Please confirm that Mr. Hood’s annual cash incentive bonus was not subject to KPOs.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 104 of Amendment No. 2 to disclose that Mr. Hood’s annual cash incentive bonus was not subject to KPOs.

Certain Relationships and Related Party Transactions, page 117

Tax Receivable Agreement, page 117

10.       We note your response to comment 13 in our letter dated September 30, 2014. Please expand your disclosure to include how an early termination of the tax receivable agreement may be elected.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 119 of Amendment No. 2 to disclose how an early termination of the tax receivable agreement may be elected.

Common Unit Redemption Right, page 122

11.       We note your revised disclosure that you may not compel any member to tender their common units for redemption or to directly exchange such common units with cash or shares of the company’s Class A common stock. Given your obligation to maintain a 1-to-1 ratio between the number of common units owned by you and the number of shares of Class A common stock outstanding, please expand your disclosure to explain the mechanisms available to you to ensure compliance with the ratio requirements in light of your inability to compel a tender or a direct exchange.

Response:

The Company respectfully acknowledges the Staff’s comment and refers the Staff to our response to Comment 12 which confirms that the ratio requirement relates solely to common units in Neff Holdings owned by the Company.

In addition, the Company further respectfully advises the Staff that it has revised its disclosure on page 122 of Amendment No. 2 to explain the mechanisms available to the Company to ensure compliance with the ratio requirements applicable to it.

Maintenance of One-to-One Ratio between Shares of Class A Common Stock and … page 122

12.       Please confirm that the ratio requirement disregards the number of common units held by Wayzata.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the ratio requirement relates solely to common units in Neff Holdings owned by the Company.  The Company further respectfully advises the Staff that it has revised its disclosure on pages 122 to 123 of Amendment No. 2 to clarify that the ratio requirement disregards all common units at any time held by any person other than the Company, including the existing members of Neff Holdings and the holders of options over common units.

Pro Forma Consolidated Statements of Operations, page F-6

13.       Please address comment 50 in our letter dated September 30, 2014, to your interim financial statements (i.e., revise the line item net income/loss per share, to include pro forma in the title).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-6 of Amendment No. 2 to include “pro forma” in the title of the line item for net loss per share.

Note 1 — Basis of Presentation, page F-21

Rental Equipment, page F-22

14.       We note your response to comment 51 in our letter dated September 30, 2014, and it remains unclear how you determined a more disaggregated presentation of rental equipment should not be presented. As previously noted, your disclosure on page 2 indicates that your rental equipment falls within earthmoving, material handling, aerial, and other categories. As previously request, please provide the disclosures required by ASC 360-10-50-1 for each of these categories. Otherwise, please provide us with a comprehensive explanation as to why you believe this disclosure is not required for your specific facts and circumstances.

Response:

In response to the Staff’s comment, the Company respectfully submits the following disaggregated presentation of each subset of its rental equipment’s depreciable life:

Category/Subset	Depreciable Life
Earthmoving Equipment	2-8 years
Material Handling Equipment	2-8 years
Aerial Equipment	2-8 years
All Other Rental Construction Equipment	2-8 years

The Company further respectfully advises the Staff that it has revised its disclosure on page F-26 to disclose the gross amount of its rental equipment along with the amount of accumulated depreciation for the period presented.

In addition, the Company respectfully advises the Staff that ASC 360-10-50-1(b) requires that disclosures in the financial statements or in the notes thereto be made for “balances of major classes of depreciable assets, by nature or function, at the balance sheet date.”  The Company believes that its “rental equipment” represents one major class of its depreciable assets.  The Company discloses categories of rental equipment in the Registration Statement to provide investors with additional information, but these categories are not separate major classes of depreciable assets but rather subsets of a single depreciable major asset class.  The Company respectfully notes to the Staff that the depreciable lives of the respective subsets of its rental equipment are the same and share the same nature and function.  As such, the Company respectfully submits that it does not believe its presentation of its rental equipment is required to be shown at a disaggregated level by U.S. generally accepted accounting principles.

The Company further respectfully advises the Staff that, while there are certain public companies that rent certain non-construction equipment rental assets (i.e. containers,

mobile offices, etc.) and disclose the carrying values of their different major classes of rental assets in their respective SEC filings, it believes that these registrants are not in the construction equipment rental industry and do not have similar rental assets to the Company.  The Company respectfully advises the Staff that it believes that other registrants outside of the construction equipment rental industry may disclose different categories of rental equipment because they have determined that their rental assets are comprised of different major classes of assets and do not share the same nature and function.  It is common industry practice in the construction equipment rental industry to present rental equipment as one major class of assets.  Specifically, the Company respectfully makes reference to the disclosures of United Rentals, Inc., H&E Equipment Services, Inc. and The Hertz Corporation, who all have financial statement disclosures that are either almost identical or very similar to the Company’s for the presentation of their construction rental equipment.  These registrants disclose only the gross carrying value of their construction rental equipment, consistent with the Company’s presentation in Amendment No. 2.

Exhibit Index, page II-5

15.       We note that Exhibits 10.5 and 10.7 are missing their respective exhibits and schedules. Please file complete copies of these agreements with your next amendment.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed complete copies of these agreements, including their respective exhibits and schedules, with Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Mark Irion, Chief Financial Officer, Neff Corporation

Dennis D. Lamont, Esq., Latham & Watkins LLP

Arthur D. Robinson, Esq., Simpson Thacher & Bartlett LLP

Lesley C. Peng, Esq., Simpson Thacher & Bartlett LLP